ITEM 77M: Mergers

Van Kampen Ohio Quality Municipal Trust (the "Acquiring Fund")

           On September 23, 2005, at a Special Meeting of Shareholders of Van Kampen Ohio Value Municipal Income Trust (the "Target Fund"), shareholders of the Target Fund approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between the Acquiring Fund and the Target Fund, pursuant to which substantially all of the assets of the Target Fund would be combined with those of the Acquiring Fund and shareholders of the Target Fund would receive shares of the Acquiring Fund with a value equal to the value of their holdings in the Target Fund (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on February 3, 2005.

           On  October  7, 2005, the Reorganization  between  the
Target Fund and the Acquiring Fund was completed according to the terms set forth in the Reorganization Agreement.

VOQ